

September 13, 2010

Josh Morita
Chief Executive Officer
RPM Dental, Inc.
3285 Blazer Parkway, Suite 200
Lexington, Kentucky 40509

> **Re:** **RPM Dental, Inc.**
> **Registration Statement on Form S-1**
> **Filed August 17, 2010**
> **File No. 333-168895**

Dear Mr. Morita:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please ensure that the facing page of your registration statement reflects the information currently required by Form S-1. In this regard, we note that you have not indicated the filing status of RPM Dental, Inc. and you have included a check box relating to Rule 434, which was removed from the Form S-1 in 2005 (33-8591). Further, the Standard Industrial Classification Code for your company as well as the IRS employer I.D. number have not been included. Please revise.

2. We note that you have included the outside front cover page of your prospectus on page 3 of your document. Please be sure that the outside front cover page of your prospectus is in the appropriate part of your document as set forth in Item 501(b) of Regulation S-K. In general, the presentation of your information should follow the format set forth in Form S-1.

Summary Financial Data, page 2

3.   Please update this disclosure to include financial data through June 30, 2010.

Risk Factors, page 4

General

4.   Please include in your amended filing a risk factor addressing your ability to meet the additional expenses that you will incur upon becoming a public company. You should also discuss the obligations that you will have to satisfy pursuant to the Sarbanes Oxley Act and the effect on your operations should you not be able to satisfy those obligations.

Report of Independent Registered Public Accounting Firm

5.   Please include with your amended filing a report by your independent registered public accounting firm that indicates the city and state where the report was issued. See Rule 2-02(a)(3) of Regulation S-X.

Information with Respect to the Registrant, page 10

6.   Please include in your amended filing the information required pursuant to Item 101(a)(2) of Regulation S-K.

7.   Based on the disclosure in your document, we are not clear about the current status of the development of your business-referral marketing solutions business. Any milestones, time frames or material expenses should be included. We further note that many of the links on your website currently take users to pages that are not available. Please revise to include the disclosure required pursuant to Item 101(c)(1)(ii) of Regulation S-K.

8.   You disclose that the $10,500 in revenue earned from September 15, 2009 through December 31, 2009 was derived from initial set up fees charged for each new dentist who signed up for your consulting and marketing services. Please disclose the amount of set up fees paid per each new dentist that signs up for your services. Also, describe the material terms of any agreements between you and these dentists relating to these services. You should also disclose whether any one customer or a few customers accounted for a significant portion of your revenues such that the loss of any one or more of those customers would have a material adverse effect on your revenues. See Item 101(c)(1)(vii) of Regulation S-K.

9.   You report that you incurred "professional fees" of $2,800 used to pay Infused Systems for consulting. Please describe the nature of these consulting fees and the material terms of any agreements relating to the services provided.

10.   You state that your "sales strategy typically is expected to result in a 10% yearly growth rate." Please disclose the basis for this expectation.

11.   You state that you were incorporated on February 25, 2010, and that you conduct your operations through your wholly-owned subsidiary RPM Dental Systems, LLC, a limited liability company formed in Kentucky on September 15, 2009. Please describe the general development of your subsidiary since its inception. Also, please describe the facts and circumstances regarding how RPM Dental Systems, LLC became your wholly-owned subsidiary. See Item 101(a) of Regulation S-K. In addition, please disclose any ongoing relationship that your founder, Angela McSharry, continues to have with your company (such as a shareholder, employee or consultant) and any role that she has or had with RPM Dental Systems, LLC.

Description of Property, page 11

12.   We note that the location of your business offices and the offices of Pearson, Justice & Coffman DMD and Associates are the same. We further note that your director, Dr. Laura Justice Slone, is an employee of Pearson, Justice & Coffman. Please describe the material terms of any arrangements relating to your use of your business offices between your company, Pearson, Justice & Coffman and/or Dr. Laura Justice Slone.

Available Information, page 12

13.   You indicate that you will be required to file proxy statements pursuant to the Exchange Act. Upon effectiveness of this registration statement, you will be subject to Section 15(d) of the Exchange Act unless you file a Form 8A registering your common stock under Section 12. As you may know, Section 15(d) filers are not required to file proxy statements pursuant to the Exchange Act. Please revise your document to reflect this. Also, please include in your amended filing a risk factor stating that you will not be required to make such fillings.

Financial Statements

14.   We note that you were incorporated on February 25, 2010 as RPM Dental, Inc., and on March 23, 2010 you acquired RPM Systems, LLC, which you disclose on page 1, that you operate your business through this subsidiary. Confirm that the two entities were under common control. Please revise your disclosures accordingly. Please provide footnote disclosure to discuss the terms and details of this acquisition pursuant to ASC 805-10-50-1 and 2.

Statement of Operations, page F-2

15.   Please tell us why you have not presented cost of revenue in your statement of operations for the period ended December 31, 2009. Similar concerns apply to your statement of operations for the period ended June 30, 2010 on page F-10.

Statement of Changes in Stockholders' Equity, page F-3

16.   We note that you include 4,000,000 shares issued to founders in your statement of changes in stockholders' equity in the period ended December 31, 2009. We further note your disclosure under the heading, "About Our Company" on page 1 that you issued 4,000,000 shares to your Chief Executive Officer on April 1, 2010. Please disclose the nature of the issuance (e.g., formation of entity) and describe the relationship of this issuance with the acquisition of RPM Systems, LLC. In addition, please update your disclosures in Note 3 on pages F-7 and F-15 to identify the date of issuance of these shares.

Notes to the Financial Statements

17.   We note that you present in your stockholders' equity a contribution of capital of $40,000 in the period ended December 31, 2009. Please provide a footnote disclosure to explain the nature of this contribution, including the party who provided the contribution. Similarly, provide footnote disclosure in your interim financial statements to explain the $10,000 capital contribution that you received in the period ended June 30, 2010.

18.   In consideration of your disclosures related to revenue on page 13, it appears that you have a limited number of customers. Please provide a footnote disclosure to disclose your extent of reliance on major customers pursuant to ASC 280-10-50-42.

Note 1 – Summary of Significant Accounting Policies

Revenue Recognition, page F-5

19.   We note that your revenue recognition policy appears general in nature. Please address the following items:

- We note your disclosure on page 13, that you charge each dentist an initial set up fee of $1,500. Your current policy does not appear to address this initial set up fee. Please expand your policy to specifically address how you recognize revenue related to initial set up fees. Describe the services and/or products provided for this fee. Clarify if the initial set up fees are recognized upfront or deferred over a set term. Tell us how you considered the guidance in SAB 104(A)(3)(f).
- We note your disclosure on page 13, that dentists remit a $250 monthly maintenance fee for their accounts. Your current policy does not appear to address these monthly

        fees. Please expand your policy to specifically address how you recognize revenue related to monthly fees. Describe the services and/or products provided for this fee.

- Please disclose if you sign your customers to contracts or if they are charged on a month-to-month basis. If applicable, disclose the typical length of your contracts. Clarify whether any of your customer arrangements are refundable or cancelable by your customers.

- Please explain if you charge your customers any additional fees. For example, we note you discuss in your policy that revenue may be billed in advance for recurring weekly or monthly services.

- Clarify your statement that revenue is recognized as, "the services are being provided to the client." This statement appears inconsistent with the criteria that revenue should be recognized as services have been provided under one of the four revenue recognition criteria of SAB 104.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 13

20.   Please include in your amended filing the disclosure required pursuant to Items 303(a)(1) and (2) of Regulation S-K regarding your liquidity and capital resources. Such disclosure should include, among other information, a description of any planned material capital expenditures over the next 12 months necessary to carry out your business plan. For guidance, see Section III.B of SEC Release No. 33-6835, available on our website at http://www.sec.gov/rules/interp/33-6835.htm. Be sure to take into account the additional expenses you will incur upon becoming a public company. To the extent possible, quantitative estimates of such expenditures should be provided.

21.   Please tell us the nature of the software monthly maintenance fees that you are recording as general administrative expenses. In this regard, tell us why these expenses do not represent cost of revenue.

Directors, Executive Officers, Promoters and Control Persons, page, 14

22.   For each of your directors, please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director in light of your business and structure. See Item 401(e) of Regulation S-K.

Executive Compensation

Summary Compensation Table, page 15

23.   Please revise to include data for your last completed fiscal year only. In this regard, we note that you have provided disclosure in your Summary Compensation Table for the period ended June 30, 2010. See Item 402(n)(1) of Regulation S-K.

Exhibit 23.1

24.   We note that the report date referenced in this consent is different from the report date in your filing. In addition, the date of the financial statements identified in the consent does not correspond to the date of the financial statements included in your filing. Please have your auditors revise the consent accordingly.

Signatures, page 23

25.   Please ensure that your amended filing is signed by the person(s) serving as your principal financial officer and controller or principal accounting officer. See Instruction 1 to Signatures on Form S-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, me at (202) 551-3735 with any other questions.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile (732) 577-1188
        Gregg E. Jaclin, Esq.
        Anslow & Jaclin, LLP